51-102F3

Material Change Report

Item 1.	Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 575 – 510 Burrard Street
Vancouver, BC V6C 3A8

Item 2.	Date of Material Change

September 20, 2024

Item 3.	News Release

The news release of the Company dated September 20, 2024 was disseminated through Stockwatch and Bay Street News (Market News Publishing) and was filed on Sedarplus.

Item 4.	Summary of Material Change

The Company closed the private placement announced on March 27, 2024 for gross proceeds of $29,000 and issued 290,000 units of the Company. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of 3 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

An insider of the Company acquired 90,000 units from the above private placement.

Item 5.	Full Description of Material Change

Please see the News Release of the Company dated September 20, 2024, attached hereto as Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-0204 ext. 6105

Item 9.	Date of Report

September 27, 2024

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SCHEDULE “A”

NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTC Pink

37 Capital Closes Non-Brokered Private Placement

VANCOUVER, BRITISH COLUMBIA. September 20, 2024. 37 Capital Inc. (the “Company” or “37 Capital”) announces that further to its news releases dated March 27, 2024 and May 15, 2024, the Company has closed the private placement for gross proceeds of $29,000 and issued 290,000 units of the Company. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of 3 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. The proceeds of this proposed financing shall be utilized for general working capital purposes.

An Insider acquired 90,000 units in the capital of the Company. The issuance of units to the Insider is considered to be a related party transaction subject to Multilateral Instrument 61-101. 37 Capital is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under section 5.5(c) and 5.7(1)(b) of Multilateral Instrument 61-101.

For more information on the Company, you may contact us at (604) 681-0204, or visit the Company’s website at www.37capitalinc.com, or the CSE’s website by using the following direct link: http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of 37 Capital Inc.,

“Jake H. Kalpakian”

____________________

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, projected or proposed financings, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “plans” “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.

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